AMG OIL LTD.
(An Exploration Stage Enterprise)

Financial Statements
(Expressed in United States Dollars)

For the Years Ended September 30, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders of AMG Oil Ltd. (An Exploration Stage Enterprise)

We have audited the balance sheets of AMG Oil Ltd. (An Exploration Stage Enterprise) as at September 30, 2008 and 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and the cumulative totals for the exploration stage of operations and cash flows for the period from inception on February 20, 1997 to September 30, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended September 2006 and the period from inception on February 20, 1997 through September 30, 2006 were audited by other auditors whose report dated November 17, 2006 expressed an unqualified opinion on those statements. Our opinion insofar as it relates to the cumulative totals for exploration stage operations from inception on February 20, 1997 through September 30, 2006, is based solely on the report of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended and for the cumulative totals for the exploration stage of operations from inception on February 20, 1997 through September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is an exploration stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might result from the outcome of this uncertainty.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants
Vancouver, Canada
December 18, 2008

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AMG Oil Ltd. (An Exploration Stage Company)

We have audited the accompanying balance sheet of AMG Oil Ltd. (An Exploration Stage Company) (the “Company”) as at September 30, 2006, the related statement of operations, statement in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMG Oil Ltd. (An Exploration Stage Company) as at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is an exploration stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might result from the outcome this uncertainty.

/s/ Telford Sadovnick, P.L.L.C.

TELFORD SADOVNICK, P.L.L.C
CERTIFIED PUBLIC ACCOUNTANTS

Bellingham, Washington
November 17, 2006

AMG OIL LTD.
(An Exploration Stage Enterprise)
Balance Sheets
(Expressed in United States Dollars)
As at September 30,	2008	2007

Assets
Current

Cash and cash equivalents	$1,104,364	$1,318,132
Prepaid expenses	107	150

Total Current Assets and Total Assets	$1,104,471	$1,318,282

Current Liabilities

Accounts payable and accrued liabilities	$39,394	$8,155
Due to related parties (Note 3)	2,604	2,535

Total Current Liabilities and Total Liabilities	41,998	10,690

Commitments and Contingencies (Note 4)
Subsequent Event (Note 7)

Stockholders’ Equity

Common voting stock (Note 5), $0.00001 par value
100,000,000 shares authorized
Issued and outstanding at September 30,
2008: 23,200,000 shares
2007: 23,200,000 shares	232	232
Additional paid-in capital	4,232,140	4,194,600
Deficit accumulated during the exploration stage	(3,169,899)	(2,887,240)

Total Stockholders’ Equity	1,062,473	1,307,592

Total Liabilities and Stockholders’ Equity	$1,104,471	$1,318,282

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Statements of Operations
(Expressed in United States Dollars)

				Cumulative
				from Inception
				on February 20,
	Year Ended	Year Ended	Year Ended	1997 to
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2006	2008

Expenses
General and administrative	$285,180	$90,640	$68,046	$1,074,586
Stock based compensation	(37,540)	-	-	222,415
Loss on sale of investments	-	-	-	17,820
Write-down of investments	-	-	-	234,780
Write-off of loan receivable	-	-	-	30,000

Total expenses	(285,180)	(90,640)	(68,046)	(1,579,061)

Other Item
Interest	40,061	65,310	31,873	197,112

Net loss from continuing operations	(282,659)	(25,330)	(36,173)	(1,382,489)

Net loss from discontinued operations	-	-	-	(1,787,410)

Net and comprehensive loss	$(282,659)	$(25,330)	$(36,173)	$(3,169,899)

Basic loss per share:
From continuing operations	$(0.01)	$(0.00)	$(0.00)
From discontinued operations	(0.00)	(0.00)	(0.00)
	$(0.01)	$(0.00)	$(0.00)

Weighted average number of
common shares outstanding	23,200,000	23,200,000	20,172,055

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
From Inception on February 20, 1997 to September 30, 2008

			Additional	Deficit Accumulated	Total
	Common Stock		Paid-in	during the Exploration	Stockholders’
	Shares	Amount	Capital	Stage	Equity
Balance at February 20, 1997	-	$-	$-	$-	$-
April 2, 1997	2,000,000	20	100,980	-	101,000
August 11, 1997	3,000,000	30	29,970	-	30,000
September 29, 1997	4,000,000	40	199,960	-	200,000
Net loss for the period	-	-	-	(21,888)	(21,888)
Balance at September 30, 1997	9,000,000	90	330,910	(21,888)	309,112
December 31, 1997	2,000,000	20	99,980	-	100,000
July 2, 1998	1,500,000	15	374,985	-	375,000
August 14, 1998	500,000	5	124,995	-	125,000
Net loss for the year	-	-	-	(144,368)	(144,368)
Balance at September 30, 1998	13,000,000	130	930,870	(166,256)	764,744
March 17, 1999	1,200,000	12	599,988	-	600,000
Net loss for the year	-	-	-	(97,165)	(97,165)
Balance at September 30, 1999	14,200,000	142	1,530,858	(263,421)	1,267,579
April 10, 2000	5,000,000	50	249,950	-	250,000
August 25, 2000	400,000	4	899,996	-	900,000
Net compensation expense
from stock options	-	-	42,255	-	42,255
Net loss for the year	-	-	-	(1,106,470)	(1,106,470)
Balance at September 30, 2000	19,600,000	196	2,723,059	(1,369,891)	1,353,364
Net compensation expense					1,353,364
from stock options	-	-	94,315	-	94,315
Net loss for the year	-	-	-	(893,774)	(893,774)
Balance at September 30, 2001	19,600,000	196	2,817,374	(2,263,665)	553,905
Net compensation expense
from stock options	-	-	38,697	-	38,697
Net loss for the year	-	-	-	(137,397)	(137,397)
Balance at September 30, 2002	19,600,000	196	2,856,071	(2,401,062)	455,205
Re-purchase of shares for cash	(3,000,000)	(30)	(29,970)	-	(30,000)
Net compensation expense
from stock options	-	-	9,608	-	9,608
Net loss for the year	-	-	-	(341,813)	(341,813)
Balance at September 30, 2003	16,600,000	166	2,835,709	(2,742,875)	93,000
Net loss for the year	-	-	-	(64,089)	(64,089)
Balance at September 30, 2004	16,600,000	166	2,835,709	(2,806,964)	28,911
Net loss for the year	-	-	-	(18,773)	(18,773)
Balance at September 30, 2005	16,600,000	166	2,835,709	(2,825,737)	10,138
February 27, 2006	6,000,000	60	1,358,897	-	1,358,957
August 30, 2006	600,000	6	(6)	-	-
Net loss for the year	-	-	-	(36,173)	(36,173)
Balance at September 30, 2006	23,200,000	232	4,194,600	(2,861,910)	1,332,922
Net loss for the year	-	-	-	(25,330)	(25,330)
Balance at September 30, 2007	23,200,000	232	4,194,600	(2,887,240)	1,307,592
Net compensation expense
from stock options	-	-	37,540	-	37,540
Net loss for the year	-	-	-	(282,659)	(282,659)
Balance at September 30, 2008	23,200,000	$232	$4,232,140	$(3,169,899)	$1,062,473

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Statements of Cash Flows
(Expressed in United States Dollars)

				Cumulative
	Year Ended	Year Ended	Year Ended	from Inception
	September 30,	September 30,	September 30,	on February 20, 1997 to
	2008	2007	2006	September 30, 2008
Cash provided by (used in):
Operating Activities
Net loss from continuing operations	$(282,659)	$(25,330)	$(36,173)	$(1,382,489)
Adjustments to reconcile net loss to
cash used in operating activities:
Depreciation	-	-	1,234	5,889
Net compensation expense from stock
options	37,540	-	-	222,415
Loss on sale of investments	-	-	-	17,820
Write-down of investments	-	-	-	234,780
Write-off of loan receivable	-	-	-	30,000
Changes in non-cash working capital:
Accounts payable and accrued liabilities	31,239	(4,367)	6,900	39,394
Due to related parties	69	(303)	2,838	(19,630)
Prepaid expenses	43	(150)	-	(107)
Net cash used in continuing operations	(213,768)	(30,150)	(25,201)	(851,928)
Net cash provided by discontinued operations	-	-	-	60,405
Net cash used in operating activities	(213,768)	(30,150)	(25,201)	(791,523)
Financing Activities
Common shares issued for cash	-	-	1,358,957	4,039,957
Common shares re-purchased with cash	-	-	-	(30,000)
Net cash provided by financing activities	-	-	1,358,957	4,009,957
Investing Activities
Loan receivable	-	-	-	(30,000)
Purchase of investments	-	-	-	(324,856)
Proceeds from sale of investments	-	-	-	82,256
Oil and gas exploration expenditures	-	-	-	(1,835,581)
Purchase of property and equipment	-	-	-	(5,889)
Net cash provided by (used in) investing activities	-	-	-	(2,114,070)
Net increase (decrease) in cash
during the period	(213,768)	(30,150)	1,333,756	1,104,364
Cash and cash equivalents - Beginning of period	1,318,132	1,348,282	14,526	-
Cash and cash equivalents - End of period	$1,104,364	$1,318,132	$1,348,282	$1,104,364
Supplemental disclosure of net cash from				1,104,364
discontinued operations:
Net loss from discontinued operations	$-	$-	$-	$(1,787,410)
Gain on forgiveness of debt	-	-	-	22,234
Write-off of oil and gas interest	-	-	-	1,832,520
Gain on sale of oil and gas interest	-	-	-	(6,939)
Net cash provided by discontinued operations	$-	$-	$-	$60,405
Supplemental disclosure of non-cash	$-	$-	-
investing activities:
Purchase of investments	$-	$-	$-	$(10,000)

See accompanying notes to the financial statements

AMG OIL LTD.
(An Exploration Stage Enterprise)
Notes to the Financial Statements
(Expressed in United States Dollars)

For the Years Ended September 30, 2008, 2007 and 2006

NOTE 1 - NATURE OF OPERATIONS AND CONTINGENCIES

The plan of operations for the Company is to acquire a business either through purchase, merger, consolidation, application or other means. Initially, management of the Company anticipates concentrating our efforts on locating and acquiring a business, properties, or other assets, or combination thereof, in the oil and gas industry, although management may cause us to attempt to acquire a business in another area. However, there can be no assurance that the Company will be able to find a suitable business to acquire, successfully negotiate the terms of any acquisition, or have the assets to complete any transaction.

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States on a going concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded assets amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has no revenue producing operations and has incurred recurring operating losses and an accumulated deficit of $3,169,899 at September 30, 2008. These factors, among others, raise substantial doubt about the Company’s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company’s ability to obtain adequate financing and continuing support from stockholders and creditors to attain profitable operations. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed elsewhere in these notes.

The Company is an exploration stage enterprise and is required to identify that these financial statements are those of an exploration stage enterprise in accordance with paragraph 12 of Statement of Financial Accounting Standards (“SFAS”) No. 7 and is focusing on acquiring suitable resource-based assets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

The preparation of financial statements is in conformity with generally accepted accounting principles used in the United States of America, which may require management to make estimates and assumptions that would affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the fiscal period in which estimates are made. While management believes any estimates used would be reasonable, actual results may differ from those estimates. Areas requiring the use of estimates include the determination of the valuation allowance for future income tax assets, accruals and the variable used in the determination of the fair-value of stock-based compensation.

b)	Financial Instruments and Financial Risk

	i)	Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high quality financial institutions, however, these deposits could at times exceed federally insured limits.

	ii)	Currency risk

The Company’s functional and reporting currency is the United States dollar. The Company has not entered into derivative instruments or other currency management techniques to offset the impact of foreign currency fluctuations.

c)	Cash and Cash Equivalents

Cash and cash equivalents is comprised of cash and term investments with maturities of three months or less, deposited in a high-quality financial institution, together with accrued interest thereon. Term investments are readily convertible to known amounts of cash.

d)	Property and Equipment

Property and equipment are recorded at cost and amortized over their useful lives. Currently the Company does not have any property and equipment.

e)	Stock-based Compensation

All stock option based grants and expiry date extensions are measured and recognized in the financial statements using a fair value based method in accordance with SFAS No. 123R, “Share Based Payments”. Fair value is calculated using the Black-Scholes option pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

f)	Basic and Diluted Loss per Share

Basic loss per common share is calculated by dividing the loss by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by dividing net loss by the sum of the weighted average number of common shares outstanding and the dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of the shares issuable upon exercise of stock options and warrants calculated using the treasury stock method. Common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

g)	Income Taxes

The Company accounts for income taxes under an asset and liability method that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events other than enactment of changes in the tax laws or rates are considered. If, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance against deferred tax assets is recorded.

h)	Foreign Currency Translation

The Company’s functional currency is the U.S. dollar. All transactions in currencies other than the U.S. dollar during the year are translated at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated at the prevailing year-end rate of exchange. Exchange gains or losses are included in the statement of operations in the year in which they occur.

i)	Accounting Pronouncements Recently Issued

The following accounting pronouncements have been announced since the filing of the Company’s Form 10- KSB, which was filed on December 26, 2007.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non- governmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement was effective on November 15, 2008. SFAS 162 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations”. This statement establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008. SFAS 141 (revised) is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the 2008 fiscal year, the Company incurred $54,568 (2007: $46,304 and 2006: $12,255) of mainly general and administrative costs through DLJ Management Corp. (“DLJ”), a wholly owned subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”). The amount represents costs incurred by DLJ on behalf of the Company. At September 30, 2008, the Company owes DLJ $2,604 (2007: $2,535). Trans-Orient was the controlling shareholder of the Company from March 4, 2003 to November 29, 2005 and is related to the Company through a common director and officer. During the 2008 fiscal year a Director was paid $12,955 (2007: $9,421 and 2006: $5,553) indirectly through DLJ for time spent on the business of the Company.

These transactions are measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related parties.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

On October 1, 2007, the Company entered into an agreement with a consultant to provide advisory services to the Company on an on-going basis and includes monthly compensation of $5,000 per month. This agreement can be terminated by giving the consultant one months termination notice. The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations nor of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company. The Company has no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements or other matters, except as disclosed. Rental of premises is on a month-to-month basis.

NOTE 5 - COMMON VOTING STOCK

Share Purchase Warrants and Stock Options

At September 30, 2008 and 2007, the following share purchase warrants and stock options were outstanding and exercisable:

	Number	Price	Expiry
	of Shares	per Share	Date
Share Purchase Warrants	6,600,000	$0.50	February 28, 2009
Stock Options	396,000	$0.25	February 28, 2009

On February 26, 2008, the Company extended the February 28, 2008 expiry date of the Company’s 6,600,000 share purchase warrants and 396,000 stock options to February 28, 2009. Each warrant and stock option entitles the holder to purchase one common share of the Company at a price of $0.50 and $0.25, respectively, until expiry. The Company applied the Black-Scholes option pricing model to the expiry date extension using the closing market prices on the extension dates, a volatility ratio of 105%, a risk-free interest rate of 2.2%, a dividend yield of 0% and forfeiture of 0%, to calculate an aggregate option benefit, resulting in stock-based compensation for the year ended September 30, 2008 of $37,540.

NOTE 6 - INCOME TAXES

SFAS No. 109: “Accounting for Income Taxes” requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

The provision for income taxes differs from the result that would be obtained by applying the statutory tax rate of 34% (2007 and 2006 – 34%) to income before income taxes. The difference results from the following items:

	2008	2007	2006
Computed expected (benefit of) income taxes	$(96,104)	$(8,612)	$(12,299)
Non-deductible expenses	-	1,492	-
Increase in valuation allowance	96,104	7,120	12,299
Income tax provision	$-	$-	$-

Pursuant to SFAS 109, the potential benefit of net operating loss carry-forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net deferred tax asset, the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are as follows:

	2008	2007	2006
Net operating loss carry-forwards	$(1,239,867)	$(952,820)	$(931,878)
Statutory tax rate	34%	34%	34%
Deferred tax asset	421,555	323,959	316,839
Valuation allowance	(421,555)	(323,959)	(316,839)
Net deferred tax asset	$-	$-	$-

A valuation allowance has been established and, accordingly, no benefit has been recognized for the Company’s deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s current history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The operating losses amounting to $1,239,867 will expire between 2017 and 2028 if they are not utilized. The following lists the fiscal year in which the loss was incurred and the expiration date of the operating loss carry-forwards:

Fiscal year	Amount	Expiration Date
1997	$21,888	2017
1998	178,010	2018
1999	88,971	2019
2000	246,302	2020
2001	124,313	2021
2002	90,766	2022
2003	62,593	2023
2004	64,089	2024
2005	18,773	2025
2006	36,173	2026
2007	25,330	2027
2008	282,659	2028
Total	$1,239,867

NOTE 7 – SUBSEQUENT EVENT

On November 25, 2008, the Company received more than the majority approval required from shareholders to change the Company’s jurisdiction of incorporation to Canada. On November 27, 2008 the Company's Articles of Continuance were accepted for filing by Industry Canada.